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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(D)(4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)
                            ------------------------

                                   HEI, INC.
                           (Name of Subject Company)
                            ------------------------

                                   HEI, INC.
                       (Name of Person Filing Statement)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
                            ------------------------

                                   404160103
                     (CUSIP Number of Class of Securities)
                            ------------------------

                               EUGENE W. COURTNEY
                            CHIEF EXECUTIVE OFFICER
                                   HEI, INC.
                                 P.O. BOX 5000
                             1495 STEIGER LAKE LANE
                           VICTORIA, MINNESOTA 55386
                                 (612) 443-2500
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                   on Behalf of the Person Filing Statement)
                            ------------------------

                                   COPIES TO:
                                DEANNE M. GRECO
                   Moss & Barnett, A Professional Association
                              4800 Norwest Center
                            90 South Seventh Street
                       Minneapolis, Minnesota 55402-4129
                                 (612) 347-0287

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    HEI, Inc. hereby amends and supplements its Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on March 20, 1998, as amended (the "Schedule 14D-9"), in response to the Tender Offer Statement on Schedule 14D-1 filed by Fant Industries Inc., as set forth below. Capitalized terms used but not defined in this Amendment have the meanings given them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    Item 4 is hereby amended to add the following:

    (a) On July 13, 1998, the Bidder amended its Offer by increasing the amount to be paid for Shares accepted for payment pursuant to the Offer from $8.00 per share to $9.00 per share (the "New Price"), as set forth in Amendment No. 24 to the Bidder's Schedule 14D-1.

    HEI's Board of Directors, along with its legal advisers, held a special meeting on July 16, 1998 to review the New Price and its impact on the Board's analysis of the Offer. At the meeting, the Board determined that the Offer, as amended, is not in the best interests of the Company and its shareholders and renewed its recommendation to the holders of the Shares that they not tender any of their Shares pursuant to the Offer.

    A copy of a letter to the Company's shareholders communicating the Board's recommendation and a form of press release announcing the recommendation are filed as Exhibits 8 and 9 hereto, respectively, and are incorporated by reference herein.

    (b) In reaching its conclusions, the Board determined that the Bidder's amendment of the Offer by announcing the New Price did not alter the Board's concerns regarding the Offer's coercive structure, highly conditional nature, the limited number of shares for which the Offer is made, and the possible risks for holders of Shares not purchased in the Offer. The following summarizes the Board's concerns, as more fully set forth in the Schedule 14D-9:

        (i) The Offer is for only 11.5% of the outstanding Shares, but is conditioned on both a change in control of the Board and redemption of the Rights issued under the Company's Rights Plan.

        (ii) The value of the remaining Shares (in excess of 70% of the outstanding Shares) that would not be owned by Mr. Fant after the consummation of the Offer would in large part be subject to the performance of Mr. Fant and his chosen directors.

       (iii) The future opportunity to sell to Mr. Fant Shares not purchased in the Offer will be limited, and future sales on the open market may be adversely affected if the Offer is completed.

        (iv) The Offer is highly conditional, and the Bidder has the absolute right to withdraw the Offer if any of its conditions are not met.

        (v) Even if the Offer is completed, Mr. Fant will have purchased Shares at different prices, enabling him to acquire control of the Company at an average price per share of $7.20 for less than 30% of the Shares.

        (vi) Shareholders may be entitled under federal securities laws to receive more information about the ownership or control of Shares by Steichen and its officers and directors before determining whether to tender their shares in the Offer.

       (vii) The timing of the Offer may adversely affect the plans and prospects of the Company.

    FOR ALL OF THE FOREGOING REASONS, THE BOARD DOES NOT BELIEVE THAT THE OFFER, AS AMENDED, IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND RECOMMENDS THAT THE HOLDERS OF THE SHARES REJECT THE OFFER AND NOT TENDER ANY OF THEIR SHARES PURSUANT THERETO.

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

    Item 9 is hereby amended to add the following:

    Exhibit 8  Letter to Shareholders dated July 17, 1998.

    Exhibit 9  Press Release dated July 17, 1998.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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                                HEI, INC.

                                By             /s/ EUGENE W. COURTNEY
                                     -----------------------------------------
                                                Eugene W. Courtney,
                                              CHIEF EXECUTIVE OFFICER
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Dated: July 16, 1998

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